SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: July 9, 2012

Eltek Purchases a New Laser Direct Imaging
System

Eltek has purchased an Orbotech Paragon™ Laser Direct Imaging
System for the use at emerging high-end PCB manufacturing

PETACH-TIKVA, Israel, July 9, 2012 (NASDAQ: ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions announced today it has purchased a new Orbotech Paragon™ Laser Direct Imaging (LDI) System for increasing capacity and shortening production time and improving product time-to-market.

"This new Paragon LDI system improves the technological capabilities for fine-line solutions, and joins a new Hakuto Cut-Sheet-Laminator and the latest Chemplate Indubond model, both purchased earlier this year" said Roberto Tulman, Eltek's CTO.

Arieh Reichart, Eltek's CEO commented: "The purchase of the new Orbotech Paragon LDI system supports our business strategy to further strengthen our leading position in the high-end flex-rigid PCB products for use in the defense, aerospace and advanced medical device markets."

"These latest installations will enable Eltek to provide its customers the highest standards of boards and improve its product time-to-market" concluded Mr. Reichart.

Mr. Richard Klapholz, President of the PCB Division at Orbotech Ltd., said: “We appreciate Eltek’s strategic decision to purchase this additional Paragon LDI system and once again select Orbotech as its vendor of choice.  We are confident that Paragon’s proven performance will enable Eltek to further advance its high-end production capabilities, while achieving critical customer requirements.”

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.

About Orbotech Ltd.
Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.